SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

 Salient Private Access Institutional Fund, L.P.
(Name of Issuer)

Salient Private Access Institutional Fund, L.P.
(Name of Person(s) Filing Statement)

Limited Partnership Interests
(Title of Class of Securities)

N/A
(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(May 25, 2017)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Salient Private Access Institutional Fund, L.P. (the "Fund") relating to an offer to purchase (the "Offer") up to $220,000 of limited partner interests ("Interests") in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of March 31, 2017 and originally filed with the Securities and Exchange Commission on January 25, 2017, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on February 23, 2017 (the "Expiration Date"). Pursuant to the Offer, $220,000 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2017

Salient Private Access Institutional Fund, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Principal Executive Officer